EXHIBIT 99.1

Company Contact: Aldo Battista Vice President and Chief Financial Officer (514) 397-2592

For all press and media inquiries, please contact: Press@birks.com

BIRKS GROUP INC. REPORTS FISCAL 2026 RESULTS

Montreal, Quebec. July 21, 2026 - Birks Group Inc. (the “Company” or “Birks Group”) (NYSE American: BGI), today reported its financial results for the fiscal year ended March 28, 2026.

Highlights

All figures presented herein are in Canadian dollars, unless indicated otherwise.

For the fiscal year ended March 28, 2026 (“fiscal 2026”), the Company reported net sales of $205.4 million, an increase of $27.6 million or 15.5%, compared to the fiscal year ended March 29, 2025 (“fiscal 2025”). Comparable store sales for fiscal 2026 increased by 2.6% compared to fiscal 2025. The increase in net sales is attributable in part, to the acquisition of the luxury timepieces and jewelry retail activities of European Boutique (“European Boutique Acquisition”), as well as an increase in both Birks branded jewelry and third party branded jewelry. The Company reported a gross profit of $79.2 million in fiscal 2026, compared to $66.3 million in fiscal 2025, an increase of $12.9 million, due to increased sales volume attributable in part, to the European Boutique Acquisition, an increase in sales of Birks branded jewelry and third-party branded jewelry, and a foreign exchange gain due to the weakening of the U.S. dollar. Gross profit as a percentage of sales for fiscal 2026 was 38.5%, an increase of 120 basis points from the gross profit as a percentage of sales of 37.3% for fiscal 2025 primarily as a result of the foreign exchange gain.

Mr. Niccolò Rossi di Montelera, Executive Chairman of the Board and Interim Chief Executive Officer of Birks Group, commented: “During fiscal 2026, we achieved 15.5% growth in net sales and a 2.6% growth in comparable store sales. Our retail performance has outperformed over the prior year due to the strategic acquisition of European Boutique along with organic growth, particularly with our Birks branded jewelry. We continue to focus on generating profitable growth in our Birks brand, including a new Birks mono-brand store which is planned to open in the fall of 2026 in Vancouver’s newly developed Oakridge mall.”

Mr. Rossi di Montelera further commented: “I am particularly pleased with the successful integration of the European Boutique Acquisition, our recent refinancing of our term loan with Gordon Brothers and the amendment and extension of our revolver facility with Wells Fargo Canada Corporation, as well as the performance of our Birks branded jewelry business. These achievements would not have been possible without the unwavering commitment and dedication of our employees.”

Financial overview for the fiscal year ended March 28, 2026:

•

Total net sales for fiscal 2026 were $205.4 million compared to $177.8 million in fiscal 2025, an increase of $27.6 million, or 15.5%. The increase in net sales in fiscal 2026 was primarily driven by the results of the Company’s retail channel. Net retail sales in fiscal 2026 were $27.2 million higher than fiscal 2025, an increase attributable in part, to the European Boutique Acquisition, and an increase in sales of Birks branded jewelry and third-party branded jewelry, partially offset by a decrease in third-party branded timepiece sales due to a brand exit in one retail store.

•

Comparable store sales increased by 2.6% in fiscal 2026 compared to fiscal 2025 mainly due to higher sales in Birks branded jewelry, an increase in average sales transaction value, and an increase in sales of third-party branded jewelry, partially offset by lower sales in third-party branded timepieces mainly due to a brand exit in one retail store.

•

Total gross profit for fiscal 2026 was $79.2 million, or 38.5% of net sales, compared to $66.3 million, or 37.3% of net sales, in fiscal 2025. This increase of $12.9 million in gross profit was primarily due to increased sales volume attributable in part, to the European Boutique Acquisition, an increase in sales of Birks branded jewelry and third-party branded jewelry, and a foreign exchange gain due to the weakening of the U.S. dollar, partially offset by a decrease in third-party branded timepiece sales mainly due to a brand exit in one retail store and the sales mix. The increase of 120 basis points in gross margin percentage resulted primarily from the foreign exchange gain.

•

SG&A expenses in fiscal 2026 were $68.5 million, or 33.4% of net sales, compared to $59.5 million, or 33.5% of net sales in fiscal 2025, an increase of $9.0 million. The primary driver of the increase in SG&A expenses was mainly due to the European Boutique Acquisition. Other factors that contributed to the increase in SG&A expenses include (i) an increase in occupancy costs of $2.8 million ($2.7 million of the increase related to European Boutique’s operations), (ii) an increase in compensation costs of $3.4 million mainly due to higher sales volume ($2.4 million of the increase related to European Boutique’s operations) as well as severance costs of approximately $0.9 million primarily related to the CEO transition, (iii) an increase in credit card fees of $1.2 million due to higher sales volume ($0.6 million of the increase related to European Boutique’s operations), and (iv) an increase in professional fees of $1.6 million mainly due to transaction costs of $0.4 million related to the European Boutique Acquisition and an increase in consulting fees ($0.2 million of the increase related to European Boutique’s operations). These increases were partially offset by a decrease in general expenses of $0.1 million (includes $0.1 million of additional costs related to European Boutique’s operations), as well as a decrease in marketing costs of $0.1 million (includes $0.3 million of marketing costs related to European Boutique’s operations) as a result of overall cost-saving measures, including reduced spending on events and campaigns, and by lower non-cash stock-based compensation expense ($0.2 million) mainly due to fluctuations in the Company’s stock price during fiscal 2026. As a percentage of sales, SG&A expenses in fiscal 2026 decreased by 10 basis points as compared to fiscal 2025. We intend to continue to look for cost containment initiatives and saving opportunities when feasible.

•	Adjusted EBITDA(1) for fiscal 2026 was $12.9 million, an increase of $3.7 million, compared to adjusted EBITDA(1) of $9.2 million for fiscal 2025.

•	Operating income for fiscal 2026 was $3.1 million, an increase of $8.6 million, compared to a reported operating loss of $5.5 million for fiscal 2025.

•

Interest and other financing costs were $8.8 million in fiscal 2026, a decrease of $0.9 million, compared to interest and other financing costs of $9.7 million in fiscal 2025. This decrease is mainly driven by a foreign exchange gain of $1.1 million in fiscal 2026 versus a foreign exchange loss of $1.0 million in fiscal 2025 on our U.S. dollar-denominated debt relating to the weakening of the U.S. dollar compared to the Canadian dollar, partially offset by an increase in the average amount outstanding on the amended credit facility and the increase in the amended term loan in connection with the European Boutique Acquisition during fiscal 2026 compared to fiscal 2025.

•	The Company recognized a net loss for fiscal 2026 of $3.4 million, or $0.17 per share, compared to a net loss for fiscal 2025 of $12.8 million, or $0.66 per share.

(1)	This is a non-GAAP financial measure defined below under “Non-GAAP Measures” and accompanied by a reconciliation to the most directly comparable GAAP financial measure.

About Birks Group Inc.

Birks Group is a leading designer of fine jewelry, and an operator of luxury jewelry, timepieces and gifts retail stores in Canada. The Company currently operates 32 store locations, including: 17 store locations under the Maison Birks brand in most major metropolitan markets in Canada, one retail location in Montreal under the Birks brand, one retail location in Montreal under the TimeVallée brand, one retail location in Calgary under the Brinkhaus brand, one retail location in Vancouver under the Patek Philippe brand, one retail location in Vancouver under the Chaumet brand, four retail locations in Laval, Ottawa and Toronto under the Breitling brand, one retail location in Toronto under the Omega brand, one retail location in Toronto under the Montblanc brand, and four retail locations in the Greater Toronto Area under the European Boutique brand. Birks was founded in 1879 and has become Canada’s premier designer and retailer of fine jewelry, timepieces and gifts. Additional information can be found on Birks’ website, www.birksgroup.com.

NON-GAAP MEASURES

The Company reports financial information in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”). The Company’s performance is monitored and evaluated using various sales and earnings measures that are adjusted to include or exclude amounts from the most directly comparable GAAP measure (“non-GAAP measures”). The Company presents such non-GAAP measures in reporting its financial results to assist in business decision-making and to provide key performance information to senior management. The Company believes that this additional information provided to investors and other external stakeholders will allow them to evaluate the Company’s operating results using the same financial measures and metrics used by the Company in evaluating performance. The Company does not, nor does it suggest that investors and other external stakeholders should, consider non-GAAP measures in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP. These non-GAAP measures may not be comparable to similarly titled measures presented by other companies. In addition to our results determined in accordance with U.S. GAAP, we use non-GAAP measures including “EBITDA” and “Adjusted EBITDA”.

EBITDA

“EBITDA” is defined as net income (loss) before interest expense and other financing costs, income taxes expense (recovery) and depreciation and amortization.

EBITDA & Adjusted EBITDA

(in thousands)

	For the fiscal year ended
	March 28, 2026	March 29, 2025
Net income (loss) (GAAP measure)	$(3,395)	$(12,819)
as a % of net sales	-1.7%	-7.2%
Add the impact of:
Interest expense and other financing costs	8,761	9,712
Depreciation and amortization	7,326	7,733
Income taxes (benefits)	—	—

EBITDA (non-GAAP measure)	$12,692	$4,626

as a % of net sales	6.2%	2.6%
Add the impact of:
Impairment of long-lived assets (a)	172	4,592

Adjusted EBITDA (non-GAAP measure)	$12,864	$9,218

as a % of net sales	6.3%	5.2%

(a)

Non-cash impairment of long-lived assets in fiscal 2026 and 2025 are related to an under-performing retail location and certain software costs associated with the delay in completing the implementation of the Company’s ERP system, respectively.

Forward Looking Statements

This press release contains forward looking statements which can be identified, for example, by their use of words such as: “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about anticipated economic conditions, availability under our senior secured revolving credit facility with Wells Fargo Canada Corporation and our senior secured term loan facility with 1903P Loan Agent, LLC, an affiliate of Gordon Brothers Group, anticipated distribution of profits, and our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. Accordingly, the reader should not place undue reliance on forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) heightened inflationary pressure and interest rates, a decline in consumer discretionary spending, increased cost of borrowing or deterioration in consumer financial position; (ii) the Company’s ability to maintain its listing on the NYSE American or to list its securities on another national securities exchange, (iii) economic, political and market conditions, including the economies of Canada and the U.S., which could adversely affect the Company’s business, operating results or financial condition, including its revenue and profitability, through the impact of changes in the real estate markets, changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, and the impact on store traffic, tourism and sales, as well as the recently imposed tariffs (and retaliatory measures), possible changes therefrom and other trade restrictions; (iv) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (v) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, to maintain relationships with its primary vendors, to source raw materials, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives (including with respect to Birks branded products), and to have a successful customer service program; (vi) the Company’s plan to evaluate the productivity of existing stores, close unproductive stores and open new stores in new prime retail locations, renovate existing stores and invest in its website and e-commerce platform; (vii) the Company’s ability to execute its strategic vision; (viii) the Company’s ability to invest in and finance capital expenditures; and (ix) the Company’s ability to continue as a going concern.

Information concerning the above and other risk factors that could cause actual results to differ materially is set forth under the captions “Risk Factors” and “Operating and Financial Review and Prospects” and elsewhere in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 21, 2026 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.

BIRKS GROUP INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	Fiscal Year Ended
	March 28, 2026	March 29, 2025
Net sales	$205,424	$177,807
Cost of sales	126,269	111,499

Gross profit	79,155	66,308
Selling, general and administrative expenses	68,520	59,518
Depreciation and amortization	7,326	7,733
Impairment of long-lived assets	172	4,592

Total operating expenses	76,018	71,843

Operating income (loss)	3,137	(5,535)
Interest and other financial costs	8,761	9,712

Income (loss) before taxes and equity in earnings of joint venture	(5,624)	(15,247)

Income taxes (benefits)	—	—
Equity in earnings of joint venture, net of taxes of $0.8 million ($0.9 million in fiscal 2025)	2,229	2,428

Net (loss) income, net of tax	$(3,395)	$(12,819)

Weighted average common shares outstanding:
Basic	19,600	19,357
Diluted	19,600	19,357
Net (loss) income per common share:
Basic	$(0.17)	$(0.66)
Diluted	(0.17)	(0.66)

BIRKS GROUP INC.

CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of
	March 28, 2026	March 29, 2025
Assets
Current Assets
Cash and cash equivalents	$1,462	$1,509
Accounts receivable and other receivables	4,356	6,608
Inventories	126,112	116,277
Prepaids and other current assets	1,837	2,072

Total current assets	133,767	126,466

Long-term receivables	1,361	1,084
Equity investment in joint venture	5,928	5,169
Property and equipment, net	23,167	25,380
Operating lease right-of-use assets	46,872	34,964
Intangible assets	3,250	3,017

Total non-current assets	80,578	69,614

Total assets	$214,345	$196,080

Liabilities and Stockholders’ Equity (Deficiency)
Current liabilities
Bank indebtedness	$71,671	$73,630
Accounts payable	60,034	58,114
Accrued liabilities	7,484	6,053
Current portion of long-term debt	2,697	4,860
Current portion of operating lease liabilities	9,623	6,929

Total current liabilities	151,509	149,586

Long-term debt and long-term debt due to related parties	35,792	21,374
Long-term portion of operating lease liabilities	45,898	38,629
Other long-term liabilities	2,514	4,502

Total long-term liabilities	84,204	64,505

Stockholders’ equity (deficiency)
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 11,987,305 (11,876,717 as of March 29, 2025)	43,419	42,854
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	57,755	57,755
Preferred stock – no par value, unlimited shares authorized, none issued and outstanding	—	—
Additional paid-in capital	19,154	19,719
Accumulated deficit	(141,690)	(138,295)
Accumulated other comprehensive income (loss)	(6)	(44)

Total stockholders’ equity (deficiency)	(21,368)	(18,011)

Total liabilities and stockholders’ equity (deficiency)	$214,345	$196,080